SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EMC Corporation

(Name of Subject Company (Issuer/Offeror))

EMC Corporation

(Issuer/Offeror)

VMware, Inc.

(Offeror)

(Name of Filing Persons)

Options to Purchase Common Stock, Par Value $0.01 Per Share and

Restricted Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

268648102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Paul T. Dacier, Esq.	Rashmi Garde, Esq.
EMC Corporation	VMware, Inc.
176 South Street	3401 Hillview Avenue
Hopkinton, Massachusetts 01748	Palo Alto, CA 94304
(508) 435-1000	(650) 427-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Margaret A. Brown, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, MA 02108 (617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$351,864,000	$10,802.22

*	Calculated solely for purposes of determining the filing fee. This number assumes: 1) all eligible options and shares of restricted stock are properly tendered and not withdrawn in the offer; 2) an initial public offering price of VMware Class A common stock equal to $24.00, the midpoint of the estimated initial public offering price of VMware Class A common stock reflected in the IPO Registration Statement and 3) a volume-weighted average price per share of EMC common stock on the New York Stock Exchange over the final two full trading days prior to the expiration date of the exchange offer during the period beginning at 6:30 a.m., Pacific Time (or such other time as is the official open of trading on the New York Stock Exchange), and ending at 1:00 p.m., Pacific Time (or such other time as is the official close of trading on the New York Stock Exchange), as reported by Bloomberg Financial LP, equal to $19.54 (the average of the volume-weighted average price per share of EMC stock for the two days ended July 20, 2007). The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the aggregate value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,802.22	Filing Party: VMware, Inc.
Form or Registration No.:	Form S-4,	Date Filed: July 9, 2007 and July 24, 2007
	Registration No. 333-144424

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 9, 2007, as amended July 24, 2007, (as so amended, this “Schedule TO”) and is filed by EMC Corporation (“EMC”), a Massachusetts corporation, and VMware, Inc. (“VMware”), a subsidiary of EMC. This Schedule TO relates to the offer by EMC and VMware to eligible employees of VMware and its subsidiaries in the United States of a one-time opportunity to exchange all of such employees’ outstanding stock options to purchase shares of EMC’s common stock, par value $0.01 per share (the “EMC Stock”), for options (“VMware Options”) to purchase VMware Class A common stock, par value $0.01 per share (the “VMware Stock”), as determined on an award-by-award basis, and to exchange all of such employees’ restricted EMC Stock for restricted VMware Stock (“VMware Restricted Stock”), as determined on an award-by-award basis, upon the terms and subject to the conditions set forth in the Prospectus – Offer to Exchange, dated July 9, 2007, as amended July 24, 2007 and July 27, 2007 (the “Prospectus – Offer to Exchange”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). In connection with the Offer, VMware has filed under the Securities Act of 1933, as amended, a Registration Statement on Form S-4, as amended by Amendment No. 2 to the Registration Statement on Form S-4 (Registration No. 333-144424), to register the VMware Options and VMware Restricted Stock. The Offer is intended to expire substantially concurrently with the initial public offering of VMware Stock (the “IPO”). In connection with the IPO, VMware has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (the “IPO Registration Statement”) and in connection with this Offer, VMware has filed a Registration Statement on Form S-4, as amended by Amendment No. 2 to the Registration Statement on Form S-4, which includes the Prospectus – Offer to Exchange.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by replacing the following exhibits:

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
(a)(1)(A)	Prospectus – Offer to Exchange dated July 9, 2007, as amended July 24, 2007 and July 27, 2007(5)

(a)(4)	Prospectus – Offer to Exchange dated July 9, 2007, as amended July 24, 2007 and July 27, 2007(5)

(a)(5)(AA)	Class A Common Stock Purchase Agreement among VMware, EMC Corporation and Cisco Systems, Inc.(6)

(a)(5)(BB)	Investor Rights Agreement between VMware and Cisco Systems, Inc.(6)

(a)(5)(CC)	Employment Agreement between VMware and Diane Greene+(6)

+	Management contract or compensatory plan or arrangement.
(5)	Incorporated by reference to the Registration Statement on Form S-4 of VMware, Inc. (Registration Statement No. 333-144424) filed with the Securities and Exchange Commission on July 27, 2007.
(6)	Incorporated by reference to the Registration Statement on Form S-1 of VMware, Inc. (Registration Statement No. 333-142368) filed with the Securities and Exchange Commission on July 27, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EMC CORPORATION

By:	/s/ David I. Goulden
Name:	David I. Goulden
Title:	Executive Vice President and Chief Financial Officer

VMWARE, INC.

By:	/s/ Rashmi Garde
Name:	Rashmi Garde
Title:	Vice President and General Counsel

Date: July 27, 2007

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
(a)(1)(A)	Prospectus – Offer to Exchange dated July 9, 2007, as amended July 24, 2007 and July 27, 2007(5)
(a)(1)(B)	Letter of Transmittal**
(a)(1)(C)	Notice of Withdrawal**
(a)(4)	Prospectus – Offer to Exchange dated July 9, 2007, as amended July 24, 2007 and July 27, 2007(5)
(a)(5)(A)	Amended and Restated Certificate of Incorporation(3)
(a)(5)(B)	Amended and Restated Bylaws(3)
(a)(5)(C)	Form of specimen common stock certificate(6)
(a)(5)(D)	Form of Master Transaction Agreement between VMware and EMC(3)
(a)(5)(E)	Form of Administrative Services Agreement between VMware and EMC(3)
(a)(5)(F)	Form of Tax Sharing Agreement between VMware and EMC(3)
(a)(5)(G)	Form of Intellectual Property Agreement between VMware and EMC(2)
(a)(5)(H)	Form of Employee Benefits Agreement between VMware and EMC(3)
(a)(5)(I)	Form of Real Estate License Agreement between VMware and EMC(3)
(a)(5)(J)	Letter Agreement between VMware and Mark Peek+(2)
(a)(5)(K)	Form of Indemnification Agreement for directors and executive officers+(2)
(a)(5)(L)	2007 Equity and Incentive Plan+(2)
(a)(5)(M)	Promissory Note between VMware and EMC Corporation(1)
(a)(5)(N)	Form of Insurance Matters Agreement between VMware and EMC(3)
(a)(5)(O)	Form of Option Agreement+(2)
(a)(5)(P)	Form of Restricted Stock Unit Agreement+(2)
(a)(5)(Q)	2007 Employee Stock Purchase Plan+(2)
(a)(5)(R)	Letter Agreement between VMware and Thomas J. Jurewicz+(2)
(a)(5)(S)	Distribution Agreement between VMware and Ingram Micro*(3)
(a)(5)(T)	Form of Real Estate Purchase and Sale Agreement between VMware and EMC(3)
(a)(5)(U)	Class A Common Stock Purchase Agreement between VMware and Intel Capital(3)
(a)(5)(V)	Investor Rights Agreement between VMware and Intel Capital(3)
(a)(5)(W)	Form of Early Exercise Option Agreement+(3)
(a)(5)(X)	List of subsidiaries(1)
(a)(5)(Y)	Form of Letter of Transmittal(4)
(a)(5)(Z)	Form of Notice of Withdrawal(4)
(a)(5)(AA)	Class A Common Stock Purchase Agreement among VMware, EMC Corporation and Cisco Systems, Inc.(6)
(a)(5)(BB)	Investor Rights Agreement between VMware and Cisco Systems, Inc.(6)
(a)(5)(CC)	Employment Agreement between VMware and Diane Greene+(6)
(b)	None
(d)	See exhibits (a)(5)(A) through (a)(5)(W) and (a)(5)(AA) through (a)(5)(CC)
(g)	None
(h)	None

+	Management contract or compensatory plan or arrangement.
*	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.
**	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed on July 9, 2007.
(1)	Incorporated by reference to the Registration Statement on Form S-1 of VMware, Inc. (Registration Statement No. 333-142368) filed with the Securities and Exchange Commission on April 26, 2007.
(2)	Incorporated by reference to the Registration Statement on Form S-1 of VMware, Inc. (Registration Statement No. 333-142368) filed with the Securities and Exchange Commission on June 11, 2007.
(3)	Incorporated by reference to the Registration Statement on Form S-1 of VMware, Inc. (Registration Statement No. 333-142368) filed with the Securities and Exchange Commission on July 9, 2007.
(4)	Incorporated by reference to the Registration Statement on Form S-4 of VMware, Inc. (Registration Statement No. 333-144424) filed with the Securities and Exchange Commission on July 9, 2007.
(5)	Incorporated by reference to the Registration Statement on Form S-4 of VMware, Inc. (Registration Statement No. 333-144424) filed with the Securities and Exchange Commission on July 27, 2007.
(6)	Incorporated by reference to the Registration Statement on Form S-1 of VMware, Inc. (Registration Statement No. 333-142368) filed with the Securities and Exchange Commission on July 27, 2007.